UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

MILLER ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

600577 10 0

 (CUSIP Number)

January 1, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

☐

Rule 13d-1(b)

☑

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be  deemed to be “filed” for the purpose of Section 18 of the Securities Exchange  Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

Exhibit Index:  Page 9

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 2  of 10 Pages

1		NAME OF REPORTING PERSON EMERALD ESTOCK LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,585,835
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,585,835
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,585,835
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12		TYPE OF REPORTING PERSON PN

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 3  of 10 Pages

1		NAME OF REPORTING PERSON KENNETH R. MARTIN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,585,835
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,585,835
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IN

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 4  of 10 Pages

1		NAME OF REPORTING PERSON EMERALD E. ESTOCK I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,585,835
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,585,835
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IN

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 5  of 10 Pages

1		NAME OF REPORTING PERSON TERRY R. WEAKLEY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,585,835
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,585,835
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IN

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 6  of 10 Pages

Item 1(a).

Name of Issuer

MILLER ENERGY RESOURCES, INC.

Item 1(b).

Address of Issuer’s Principal Executive Offices

9721 COGDILL ROAD, SUITE 302

KNOXVILLE, TN  37932

Item 2(a).

Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)

Emerald Estock LLC

(ii)

Kenneth R. Martin

(iii)

Emerald E. Estock

(iv)

Terry R. Weakley

Emerald Estock LLC is a limited liability company in which Messrs. Martin, Estock and Weakley share management and investment decisions for that company.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 930 Tahoe Boulevard, Suite 802-168, Incline Village, Nevada 89451.

Item 2(c).

Citizenship:

(i)

Emerald Estock LLC is a Nevada limited liability company;

(ii)

Kenneth R. Martin is a United States citizen;

(iii)

Emerald E. Estock is a United States citizen; and

(iv)

Terry R. Weakley is a United States citizen.

Item 2(d).

Title of Class of Securities:

Common Stock, par value of $0.0001 per share (the “Shares”)

Item 2(e).

CUSIP No.

600577 10 0

Item 3.

If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

This Item 3 is not applicable.

Item 4.

Ownership

Item 4(a).

Amount Beneficially Owned:

As of the date hereof, Emerald Estock LLC may be deemed to be the beneficial owner of 2,585,835 Shares.  Does not include options to purchase 700,000 shares of common stock exercisable at $5.28 per share.

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 7  of 10 Pages

Item 4(b).

Percent of Class:

As of the date hereof, Emerald Estock LLC may be deemed to be the beneficial owner of approximately 5.96% of the total number of Shares outstanding.

Item 4(c).

Number of shares as to which such person has:

Emerald Estock LLC
(i)	Sole power to vote or direct the vote	2,585,835
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,585,835
(iv)	Shared power to dispose or to direct the disposition of	0

Kenneth R. Martin
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	2,585,835
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	2,585,835

Emerald E. Estock
(v)	Sole power to vote or direct the vote	0
(vi)	Shared power to vote or to direct the vote	2,585,835
(vii)	Sole power to dispose or to direct the disposition of	0
(viii)	Shared power to dispose or to direct the disposition of	2,585,835

Terry R. Weakley
(ix)	Sole power to vote or direct the vote	0
(x)	Shared power to vote or to direct the vote	2,585,835
(xi)	Sole power to dispose or to direct the disposition of	0
(xii)	Shared power to dispose or to direct the disposition of	2,585,835

Item 5.

Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.

Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.

Notice of Dissolution of Group

This Item 9 is not applicable.

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 8  of 10 Pages

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EMERALD ESTOCK LLC

Date: January 25, 2013	By:	/s/ Kenneth R. Martin
Kenneth R. Martin, Managing Member

Date: January 25, 2013		/s/ Kenneth R. Martin
KENNETH R. MARTIN

Date: January 25, 2013		/s/ Emerald E. Estock
EMERALD E. ESTOCK

Date: January 25, 2013		/s/ Terry R. Weakley
TERRY R. WEAKLEY

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 9  of 10 Pages

EXHIBIT INDEX

Page

A.	Joint Filing Agreement dated as of January 25, 2013 by and among Emerald Estock LLC, Kenneth R. Martin, Emerald E. Estock and Terry R. Weakley	10

Cusip No.  600577 10 0                                   SCHEDULE 13G                                   Page 10  of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value of $0.0001 per share, of Miller Energy Resources, Inc. dated as of January 25, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned, shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

EMERALD ESTOCK LLC

Date: January 25, 2013	By:	/s/ Kenneth R. Martin
Kenneth R. Martin, Managing Member

Date: January 25, 2013		/s/ Kenneth R. Martin
KENNETH R. MARTIN

Date: January 25, 2013		/s/ Emerald E. Estock
EMERALD E. ESTOCK

Date: January 25, 2013		/s/ Terry R. Weakley
TERRY R. WEAKLEY